May 1, 2013

VIA EDGAR

Ms. Pamela A. Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Electrical Services, Inc.

Registration Statement on Form S-1

Filed February 21, 2013

File No. 333-186786

Dear Ms. Long:

Set forth below are the responses of Integrated Electrical Services, Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 18, 2013, with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on February 21, 2013 (File No. 333-186786) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”). Amendment No. 1 is being filed, in part, to convert the Registration Statement on Form S-1 into a registration statement on Form S-3. We have also hand-delivered three copies of Amendment No. 1, together with the three copies of Amendment No. 1 that are marked to show all revisions to the initial filing of the Registration Statement.

The Company became eligible to use Form S-3 on April 1, 2013. At this time, the Company meets the registrant eligibility requirements for filing registration statements on Form S-3, as the Company (i) has been subject to the requirement of Section 12 or 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), and has filed all the material required to be filed pursuant to Section 13, 14, or 15(d) for a period of at least twelve calendar months immediately preceding the filing of Amendment No. 1; (ii) has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of Amendment No. 1; and (iii) neither the Company nor any of its subsidiaries have, since the end of fiscal year 2012, failed to pay any preferred stock dividend or sinking fund installment, or defaulted on any material indebtedness or on any rental on one or more long-term leases.

Ms. Pamela A. Long

May 1, 2013

Pursuant to Rule 401(c) of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company is entitled to file a pre-effective amendment to the Registration Statement on a shorter form than that on which the initial Registration Statement was filed, so long as the Company is eligible to use the shorter form on the filing date of the amendment. As stated above, the Company is eligible to use Form S-3 and is entitled to amend the Registration Statement by filing Amendment No. 1 to convert from Form S-1 to Form S-3.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

Registration Statement Cover Page

1.	Please register the preferred stock purchase rights as separate securities in the fee table.

Response:

In response to the Staff’s comment, the fee table has been revised to register the preferred stock purchase rights. Each share of common stock includes one preferred stock purchase right. As stated in the footnotes to the fee table, no separate consideration is payable for the preferred stock purchase rights. The registration fee for these securities is included in the fee for the common stock. The filing fee of $5,817 was paid in connection with the filing of the initial Registration Statement.

Prospectus Summary, page 7

2.	Please revise your prospectus summary to include the key aspects of the offering. See Instruction to Item 503(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the prospectus summary has been revised to include a summary of the key aspects of the offering under the heading “The Offering” beginning on page 10 of Amendment No. 1.

Selling Stockholders, page 14

3.	We note that Jeffrey L. Gendell is listed in your Definitive Proxy Statement filed on December 28, 2012 as the beneficial owner of 8,562,409 shares representing 55.6% of the total shares outstanding. Please advise why Mr. Gendell is listed as the beneficial owner of only 7,916 shares in the Form S-1.

Ms. Pamela A. Long

May 1, 2013

Response:

As described in footnote 10 to the beneficial ownership table in the Definitive Proxy Statement and footnote 6 to the selling stockholder table in the Registration Statement, Jeffrey L. Gendell is the managing member of each of:

•	Tontine Capital Management, L.L.C. (“TCM”), the general partner of Tontine Capital Partners, L.P. (“TCP”);

•	Tontine Capital Overseas GP, L.L.C. (“TCO”), the general partner of Tontine Capital Overseas Master Fund, L.P. (“TMF”);

•	Tontine Management, L.L.C. (“TM”), the general partner of Tontine Partners, L.P. (“TP”);

•	Tontine Asset Associates, L.L.C. (“TAA”), the general partner of Tontine Capital Overseas Master Fund II, L.P. (“TCP2”); and

•	Tontine Overseas Associates, L.L.C. (“TOA”).

In his capacity of managing member of each of TCM, TCO, TM, TAA and TOA, Mr. Gendell has shared voting and dispositive power of the 8,554,493 shares of common stock owned by TCP, TMF, TP, TCP2 and TOA. In his individual capacity, Mr. Gendell directly owns and has sole voting and dispositive power of 7,916 shares of common stock.

Pursuant to Instruction (b) to Regulation S-K Item 403(b), beneficial ownership as reported in the Definitive Proxy Statement is calculated in accordance with Rule 13d-3(a) under the Exchange Act. Pursuant to Rule 13d-3(a), a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power and/or investment power with respect to such security. As Mr. Gendell has or shares voting and dispositive power with respect to all 8,562,409 shares of common stock, he is deemed to be the “beneficial owner” of such shares pursuant to Rule 13d-3, and as such, he is reported as the beneficial owner of such shares in the Definitive Proxy Statement.

Item 507 of Regulation S-K requires that the selling stockholder portion of the Registration Statement disclose, in part, the number of shares of common stock owned by each selling stockholder prior to the offering. While, in his capacity as managing member of each of TCM, TCO, TM, TAA and TOA, Mr. Gendell may be deemed to beneficially own the 8,554,493 shares of common stock owned by TCP, TMF, TP, TCP2 and TOA, in his individual capacity, Mr. Gendell directly owns, and as a selling stockholder Mr. Gendell may only sell, 7,916 shares of common stock. As such, in the selling stockholder table in the Registration Statement, Mr. Gendell is reported as owning 7,916 shares of common stock prior to the offering.

However, as required by Instruction (e) to Regulation S-K, in an effort to avoid confusion, we have included in footnote 10 to the beneficial ownership table in the Definitive Proxy Statement and in footnote 6 to the selling stockholder table in the Registration

Ms. Pamela A. Long

May 1, 2013

Statement detailed information regarding the relationships between Mr. Gendell and each of the other selling stockholders and the breakdown in share ownership, voting power and investment control among each of the selling stockholders. In addition, footnote 6 to the selling stockholder table in the Registration Statement explicitly states that Mr. Gendell may be deemed to “beneficially own” all of the shares of common stock covered by the prospectus included in the Registration Statement.

Signatures

4.	Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures on Form S-1.

Response:

In response to the Staff’s comment, the signature page to Amendment No. 1 has been revised to state that Robert W. Lewey, the Company’s Senior Vice President, Chief Financial Officer and Treasurer, serves as both Principal Financial Officer and Principal Accounting Officer of the Company.

Exhibits

5.	Please file all agreements that are required to be filed with a Form S-1 pursuant to Item 601 of Regulation S-K. We note, for example, that you have not included the material contracts as required by Item 601(b)(10). This is just one example. Please revise accordingly.

Response:

As described above, Amendment No. 1 is being filed, in part, to convert the Registration Statement into a registration statement on Form S-3. The Company became eligible to use Form S-3 on April 1, 2013. In response to the Staff’s comment, the Company believes that it has filed all documents that are required to be filed with a Form S-3 pursuant to Item 601 of Regulation S-K.

6.	We note that you plan to file the Form of Underwriting Agreement by amendment. Because this is not an underwritten offering, this does not appear to be applicable. Please advise.

Response:

The “Plan of Distribution” section of the Registration Statement provides that the common stock offered by the prospectus included in the Registration Statement may be sold from time to time by the selling stockholders in one or more transactions, including in underwritten offerings. In response to the Staff’s comment, the footnotes to the Exhibit Index have been revised to make clear that any Form of Underwriting Agreement will be filed as an exhibit to a current report on Form 8-K in connection with a specific offering, as applicable.

Ms. Pamela A. Long

May 1, 2013

Exhibit 5.1

7.	Please have counsel revise its legal opinion to cover the preferred stock purchase rights and opine that these are the binding obligations of the company. See Item 601(b)(10) of Regulation S-K and Staff Legal Bulletin No. 19 (October 14, 2011).

Response:

In response to the Staff’s comment, counsel has revised its legal opinion to cover the preferred stock purchase rights and to opine that the preferred stock purchase rights are binding obligations of the Company, subject to the permitted assumptions and limitations described in Staff Legal Bulletin No. 19. The revised opinion is filed as Exhibit 5.1 to Amendment No. 1.

On behalf of the Company, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 1 to the undersigned at (713) 220-4360 or moleary@andrewskurth.com.

Very truly yours,

/s/ G. Michael O’Leary

cc:	Gail Makode, Integrated Electrical Services, Inc.